________________________________________________________________________

Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES ACT OF 1934

For the fiscal year ended: December 31, 2012
_________________

Commission file number: 333-53422
 _________________

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
(Full title of the plan)

CANADIAN NATIONAL RAILWAY COMPANY
(Name of issuer of securities)

935 de La Gauchetiere St. West, Montreal, Quebec, Canada H3B 2M9
(Address of issuer’s principal executive offices)

    ________________________________________________________________________

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Financial Statements and Supplemental Schedule
As of December 31, 2012 and 2011
(With Report of Independent Registered Public Accounting Firm Thereon)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Canadian National Railway Company
Management Savings Plan for U.S. Operations:

We have audited the accompanying statements of net assets available for benefits of Canadian National Railway Company Management Savings Plan for U.S. Operations (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Canadian National Railway Company Management Savings Plan for U.S. Operations as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed)

KPMG LLP

Chicago, Illinois
June 17, 2013

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011

Plan interest in Canadian National Railway Master Trust,
at fair value (note 6)	$ 140,775,120	$ 128,877,949

Receivables:
Participants' contributions	263,186	228,125
Employer's contributions	181,190	160,988
Notes receivable from participants	2,170,695	1,875,789

Total receivables	2,615,071	2,264,902

Net assets available for benefits at fair value	143,390,191	131,142,851

Adjustment from fair value to contract value for interest in
Canadian National Railway Master Trust relating to fully
benefit-responsive investment contracts	(616,456)	(588,773)

Net assets available for benefits	$ 142,773,735	$ 130,554,078

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

2012

Plan interest in investment income of the Canadian
National Railway Master Trust (note 6)	$ 16,395,466

Interest income on notes receivable from participants	105,326

Contributions:
Participants'	6,092,917
Employer's	4,125,776
Rollovers	136,937

Total contributions	10,355,630

Deductions from net assets:
Participants’ distributions	13,576,078
Plan to plan transfers, net (note 4)	982,334
Administrative expenses	78,353

Total deductions	14,636,765

Net increase	12,219,657

Net assets available for benefits, beginning of year	130,554,078

Net assets available for benefits, end of year	$ 142,773,735

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF PLAN

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business.

The following description of the Canadian National Railway Company Management Savings Plan for U.S. Operations (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General
The Plan covers eligible employees of Illinois Central Railroad Company (ICRR), Grand Trunk Western Railroad Incorporated, IC RailMarine Terminal Company (ICRMT), Chicago, Central and Pacific Railroad Company, Duluth, Winnipeg and Pacific Railway Company, Wisconsin Central Limited (WC), Sault Ste. Marie Bridge Company, Bessemer and Lake Erie Railroad Company, Duluth, Missabe and Iron Range Railway Company, the Pittsburgh and Conneaut Dock Company and the Elgin, Joliet and Eastern Railway (EJ&E). Grand Trunk Corporation, which owns directly or indirectly all of the above U.S. affiliates of CN, is the Plan’s sponsor. Grand Trunk Corporation is a holding company owned by CN. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is a defined contribution plan, offering all eligible employees an opportunity to defer annually from 1% to 100% of their eligible earnings, subject to the legal limits allowed by the Internal Revenue Service (IRS), for contribution to various investment funds. These funds and their investment objectives are described in Note 3.  Eligible employees may participate in the Plan any time on or after their date of hire.

On July 31, 2011, the Company sold its interest in the ICRMT. ICRMT employees had future contributions cease as of that date. They had the option of rolling over their account balances into another qualified plan or leaving them in the Plan.

The Plan has an “automatic enrollment feature” permitting employers to automatically enroll new hires in the Plan. Eligible new employees are automatically enrolled in the Plan and treated as having elected to defer 3% of their eligible earnings, unless they make an affirmative election to decline participation in the Plan or to change their deferral percentage.  An employee failing to respond within the prescribed notification period (60 days after receiving notification from the trustee) would become an active Plan participant.

Administration of the Plan
The Grand Trunk Corporation Board of Directors has delegated to the Administrative Committee, responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions.

Trustee and Record Keeper
The Administrative Committee has appointed Fidelity Management Trust Company (FMTC) as trustee and Fidelity Investments Institutional Operations Company, Inc. as transfer agent and record keeper of the Plan.  Other affiliated Fidelity companies provide certain ministerial recordkeeping and administrative services to the Plan pursuant to an agreement entered into with the Plan Sponsor.

Contributions
Eligible participants may elect to make contributions to the Plan in amounts ranging from 1% to 100% of their annual eligible earnings on a before-tax basis subject to certain limitations.  Such contributions are withheld from

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives.

Consistent with provisions established by the IRS, the Plan’s limit on pre-tax contributions by a participant was $17,000 for 2012.  Participants who are at least age 50 by the end of a particular Plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual eligible earnings on a before-tax basis as “catch-up” contributions, up to the annual IRS limit of $5,500 for 2012.

In 2012, for all eligible employees, the Company contributed to the account balance of the Plan participants a “ matching contribution” equal to 50% of the first 6% of annual eligible earnings the participant defers (a maximum Company match of 3% of eligible earnings). The Company may change the 50% matching rate or the 6% rate to any other percentages, including 0%. The Company does not match the participants’ “catch-up” contributions. Prior to September 14, 2012, yardmasters employed by ICRR did not receiving a matching contribution from the Company. From September 14, 2012 until December 31, 2012, yardmasters employed by ICRR received a 25% Company match on the first 4% of annual eligible earnings that they deferred. The yardmasters were transferred to the Canadian National Railway Company Union Savings Plan for U.S. Operations in 2013. Although the Company has not expressed any intent to do so, it has the right under the Plan to amend its matching contribution.

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Supplemental Contributions
Dispatchers employed by ICRR receive a supplemental employer contribution of 2% of eligible earnings whether they make a pre-tax contribution to the Plan or not.

CN Retirement Contribution
Effective January 1, 2006, certain eligible employees participate in the Plan under a new employer contribution feature referred to as the “CN Retirement Contribution” (the DC Plan Feature).  This feature is offered to all eligible new hires.

The Company makes contributions, on behalf of all new hires subsequent to December 31, 2005 and participants who previously participated in certain defined benefit plans of the Company and are now participants in this Plan, equal to 3.5% of the participants’ annual eligible earnings for each year of service beginning January 1, 2006 whether or not the employees make pre-tax contributions to the Plan.

Participant Accounts
Participants direct the investment of their account balance into a broad range of investment funds offered by the Plan.  The Plan’s record keeper maintains an account balance in the name of each participant to which each participant’s pre-tax contributions, the Company’s contributions, and share of net earnings, losses and expenses, if any, of the various investment funds, are recorded.  Interest, dividends, and realized and unrealized gains and losses on investment of the funds are allocated directly to each participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
All eligible employees are fully vested in their account balance at the time of contribution, including the Company’s matching contribution and related earnings from such contributions, except for account balances under the DC Plan Feature.  These account balances vest after three years of employment or earlier if the participant reaches the normal retirement age, as defined.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

Forfeited unvested balances of terminated participants are used to reduce future Company contributions under the Plan (see Note 2).

Distributions
Participants are eligible for a distribution of the Plan benefits upon termination of service, whether by disability, retirement, death, or leaving the Company.  In the event of financial hardship, as defined in the Plan, participants may withdraw money from their accounts (excluding account balances under the DC Plan Feature) while they are still employed.  Participants who have attained age 59½ may request a distribution of all or a portion of the value in the account.  Withdrawals by the participant before attaining age 59½ are generally subject to a penalty tax of 10%.

Notes Receivable from Participants
Participants may borrow from their accounts by taking one loan (maximum of two loans if one or both were outstanding as of June 30, 2004) with a minimum amount of $1,000, and a total maximum amount equal to the lesser of $50,000 reduced by the participant’s highest outstanding loan balance in the prior one-year period (if any) or 50% of their vested account balance.  Participants may not borrow from their account balance under the DC Plan Feature.  General purpose loans must be repaid within 5 years; if the funds are used to construct or purchase a primary residence, funds must be repaid within 10 years.  The interest rate on the loans is equal to the prevailing prime rate as of the beginning of the calendar quarter in which the participant applies for the loan plus 1%, which ranged from 4.0% to 9.25% for loans outstanding at December 31, 2012.  Principal and interest are paid in equal installments through payroll deductions.  Participants may prepay the entire outstanding loan balance at any time without penalty.  Loans deemed to be in default are recorded as distributions.

At December 31, 2012, loans outstanding were $2,170,695 ($1,875,789 in 2011), net of deemed defaulted loans of $121,008 ($83,510 in 2011) with maturity dates through October 2022.

Termination of Service
Upon termination of service, a participant with a vested account balance may leave their account balance in the Plan, or may elect to receive the value of their account in a lump-sum payment or as a direct transfer to another qualified retirement plan subject to certain conditions.  However, a participant with a vested account balance of $5,000 or less may select from the latter two options only.

Expenses
Administrative expenses for maintenance of Plan financial records, participant statements, and trustee fees are paid from Plan assets.  The Investment Committee, appointed by the Administrative Committee, employs an independent investment consultant to evaluate investment options, conduct fund searches, and monitor fund manager activity, of which the fees incurred are paid from Plan assets. All other administrative expenses of the Plan are paid by the Company. In addition, certain investment related expenses reduced investment income presented in the accompanying statement of changes in net assets available for benefits.

Risks and Uncertainties
The Plan provides for various investment options in any combination of CN stock, mutual funds, and other investment securities Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Certain of the funds available for investment by participants may contain securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation
The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the Canadian National Railway Master Trust (Master Trust) is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the Master Trust are valued as follows: Investments in mutual funds and money market funds are valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.. Common stocks are valued at the last reported sales price or closing price by the national securities exchange on which it trades.  The CN Stock Fund is tracked on a unitized basis, whereby the value of a unit reflects the combined market value of CN common stock and the cash investments held by the fund.  The Master Trust’s interest in the Fidelity Managed Income Portfolio II (FMIP II), which is fully benefit-responsive, is presented at the fair value, which represents NAV, of units held by the Master Trust as of December 31, 2012, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest.  The fair value of the FMIP II is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which securities are normally traded, pricing services and dealer quotes.  The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the FMIP II based on the proportionate ownership of the Plan.

As of December 31, 2012, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the FMIP II. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the FMIP II or the administration of the FMIP II, change in law, regulation or administrative ruling applicable to the Plan that could

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Internal Revenue Code of 1986, as amended (the Code). Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields earned by the FMIP II were approximately 1.73% and 1.92% at December 31, 2012 and 2011, respectively. The average yields earned by the FMIP II based on the actual interest rates credited to participants were approximately 1.28% and 1.60% at December 31, 2012 and 2011, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair values.  Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The Plan adopted Accounting Standards Update No. 2011-04, Fair Value Measurements (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  The additional guidance explains how to measure the fair value, but does not require additional fair value measurements and is intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption did not have a material impact on the financial statements.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document.

Security Transactions and Related Investment Income
Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Net appreciation (depreciation) of investments includes the realized gains and losses on the sale of securities and the unrealized appreciation and depreciation in the fair value of investments.

Distributions
Distributions to participants or beneficiaries are recorded upon payment.

Contributions Receivable
Contributions receivable are the amounts due, as of the date of the financial statements, to the Plan from the Company and participants.  Participant contributions from employee payroll deductions made subsequent to the Plan’s year-end attributable to the preceding Plan year are accrued, as are Company contributions coinciding with these salary deferrals and the DC Plan Feature, if any.

Forfeited Accounts
Participants’ forfeited unvested accounts, under the DC Plan Feature, are used to reduce Company contributions.  At December 31, 2012 and 2011, forfeited unvested accounts available to reduce future Company contributions were $27,956 and $28,406, respectively.  In and 2012, the Company did not apply any forfeiture against Company contributions.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

3.	DESCRIPTION OF INVESTMENT FUNDS

Participants direct the investment of their account balance into a broad range of investment funds offered by the Plan, within the Master Trust.  The objectives of the various investment funds, effective December 31, 2012, are described below.  The Plan Administrator may add, remove or replace any investment funds as appropriate and as allowed by the Plan document and the Plan Administrator’s Investment Policy Statement.

Mutual funds
American Funds EuroPacific Growth
This investment seeks to provide long-term growth of capital. The fund invests primarily in common stock of issuers in Europe and the Pacific Basin that the investment adviser believes has the potential for growth. Growth stocks are stocks that the investment adviser believes have the potential for above average capital appreciation. It normally invests at least 80% of net assets in securities of issuers in Europe and the Pacific Basin. The fund may invest a portion of its assets in common stock and other securities of companies in countries with developing economies and/or markets.

American Funds Investment Company of America
This investment seeks long-term growth of capital and income.  The fund invests primarily in common stocks, most of which have a history of paying dividends.  It may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States. Although the fund focuses on investments in medium to larger capitalization companies, the fund’s investments are not limited to a particular capitalization size.

Fidelity Capital Appreciation
This investment seeks capital appreciation.  The fund invests primarily in common stocks of domestic and foreign issuers. It may invest in either growth stocks or value stocks or both. The fund uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions to select instruments.

Fidelity Freedom Income Fund
This investment seeks high current income and, as a secondary objective capital appreciation.  The fund invests in a combination of underlying Fidelity equity, fixed income and short-term funds using a moderate asset allocation strategy designed for investors already in retirement.

Fidelity Freedom Funds
This investment seeks high total return. The fund uses a moderate assets allocation strategy designed for investors expecting to retire around the year targeted (the Fidelity Freedom 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050 funds are targeted to investors expected to retire around those years). It normally invests in a combination of Fidelity domestic equity funds, international equity funds, bond funds, and short-term funds. The fund uses an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term funds (approximately 10 to 15 years after the year targeted).

Fidelity Spartan International Index Fund – Fidelity Advantage Class
This investment seeks to provide investment results that correspond to the total return of foreign stock markets. The fund normally invests at least 80% of its assets in common stocks included in the Morgan Stanley Capital International (MSCI) Europe, Australasia, and Far East (EAFE) Index, which represents the performance of foreign stock markets.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

Fidelity Spartan 500 Index Fund – Institutional Class
This investment seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stock publicly traded in the U.S. The fund normally invests at least 80% of its assets in common stocks included in the S&P 500 index, which broadly represents the performance of common stocks publicly traded in the U.S.

ICM Small Company
This investment seeks maximum, long-term total return. The fund normally invests at least 80% of its net assets in common stocks of companies that have market capitalizations that are under $2 billion at the time of purchase. The fund invests primarily in common stocks, but it may also invest in other types of equity securities. It may invest in equity securities, including those issued by real estate investment trusts, listed on a national securities exchange or traded in the over-the-counter market.

Northern Small Cap Index
This investment seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in the Russell 2000 Index.  The fund invests substantially all (and at least 80%) of net assets in the equity securities included in the Russell 2000 Index, in weightings that approximate the relative composition of securities contained in the Russell 2000 Index, and in Russell 2000 Index futures approved by the Commodities Futures Trading Commission.  It is passively managed, which means it tries to duplicate the investment composition and performance of the Russell 2000 Index by using computer programs and statistical procedures.

PIMCO Total Return
This investment seeks maximum total return, consistent with preservation of capital and prudent investment management.  The fund normally invests at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.  It invests primarily in investment-grade debt securities, but may invest up to 10% of total assets in high-yield securities (“junk bonds”) rated B or higher by Moody’s or equivalently rated S&P or Fitch, or, if unrated, determined by PIMCO to be comparable quality.

Vanguard Balanced Index
This investment seeks to track the performance of a broad, market-weighted bond index and a benchmark index that measures the investment return of the overall U.S. stock market.  The fund employs an indexing investment approach designed to track the performance of two benchmark indexes. With approximately 60% of assets, it seeks to track the investment performance of the MSCI US Broad Market Index, which represents 99.5% or more of the total market capitalization of all U.S. common stocks. The fund also seeks to track the investment performance of the Barclays  U. S. Capital Aggregate Float Adjusted Index with 40% of assets.

Vanguard Mid Capitalization Index
This investment seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.  The fund employs an indexing investment approach designed to track the performance of the MSCI US Mid Cap 450 index, a broadly diversified index of the stocks of medium-size U.S. companies.  It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

CN common stock
This represents shares of the common stock of CN.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

CN Stock Fund
This fund primarily invests in the common stock of CN and also holds short-term investments sufficient to meet the fund’s daily cash needs.

Common collective trust fund
Fidelity Managed Income Portfolio II
This fund seeks to preserve the principal investment while earning a level of interest income that is consistent with principal preservation. The fund seeks to maintain a stable net assets value of $1 per share, but it cannot guarantee that it will be able to do so. The yield of this fund will fluctuate. The fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds.  Under the terms of the contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds. The fund may also invest in futures contracts, option contracts and swap agreements. Fidelity Management Trust Company, as investment manager and trustee of the Fidelity Group Trust for Employee Benefit Plans, has claimed an exemption from registration under the Commodity Exchange Act and is not subject to registration under the Act. At the time of purchase, all contracts and securities purchased for the fund must satisfy the credit quality standards specified in the Declaration of Separate Fund (see Note 2).

Money market fund
Fidelity Retirement Government Money Market
This fund seeks as high a level of current income as is consistent with the security of principal and liquidity.  The fund normally invests at least 80% of assets in U.S. government securities and repurchase agreements for those securities, potentially entering into reverse repurchase agreements.

4.	TRANSFER OF PLAN ASSETS

In 2012 and 2011, transfers of Plan assets to/from a CN-related employee plan, the Canadian National Railway Company Union Savings Plan for U.S. Operations, relate to employees who changed participation between plans.

5.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event the Plan is terminated, participants will receive the full amount of Plan assets in their respective accounts.

6.	INTEREST IN MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Plan Sponsor and FMTC, as trustee of the funds, for investment and administrative purposes.  The Master Trust includes all of the investment assets of the following plans:

•	Canadian National Railway Company Management Savings Plan for U.S. Operations (Management Plan)
•	Canadian National Railway Company Union Savings Plan for U.S. Operations (Union Plan)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

The Plan’s record keeper maintains supporting records for the purpose of allocating net gains or losses to each of the plans and to each participant’s accounts.  The net investment income or loss of the investment assets is allocated to each plan and to each participant’s account based on the investments held in their account.

The Master Trust applies the provisions of FASB ASC 820, for its financial assets and liabilities carried at fair value on a recurring basis in the financial statements. FASB ASC 820 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy, which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical or similar assets and liabilities in inactive markets

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Money market funds, mutual funds and common stocks – These investments consist of various publicly-traded money market funds, mutual funds and common stock. Money market funds and mutual funds are valued at  the daily closing price as reported by the fund. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stocks are valued at the last reported sales price or closing price by the national securities exchange on which it trades.

Common collective trust funds – The fair value, which represents NAV,  is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The Master Trust’s fair value is based on the Master Trust’s proportionate ownership of the underlying investments.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

The following table summarizes the Master Trust’s investment assets measured at fair value on a recurring basis at December 31, 2012 and 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

December 31, 2012
Mutual funds:
Large cap funds	$ 93,658,657	$ -	$ -	$ 93,658,657
Mid cap funds	13,038,452	-	-	13,038,452
Small cap funds	17,803,383	-	-	17,803,383
International funds	23,773,768	-	-	23,773,768
Fixed income funds	42,812,805	-	-	42,812,805
Balanced funds	15,477,872	-	-	15,477,872
Lifestyle funds	50,944,014	-	-	50,944,014
Total mutual funds	257,508,951	-	-	257,508,951
Common stock	49,567,624	-	-	49,567,624
Money market fund	14,372,803	-	-	14,372,803
Common collective trust fund	-	40,815,207	-	40,815,207
Cash	1,228,416	-	-	1,228,416
	$ 322,677,794	$ 40,815,207	$ -	$ 363,493,001
December 31, 2011
Mutual funds:
Large cap funds	$ 87,426,244	$ -	$ -	$ 87,426,244
Mid cap funds	11,924,081	-	-	11,924,081
Small cap funds	17,198,635	-	-	17,198,635
International funds	22,950,100	-	-	22,950,100
Fixed income funds	35,923,150	-	-	35,923,150
Balanced funds	14,871,677	-	-	14,871,677
Lifestyle funds	37,973,874	-	-	37,973,874
Total mutual funds	228,267,761	-	-	228,267,761
Common stock	44,998,980	-	-	44,998,980
Money market fund	15,587,596	-	-	15,587,596
Common collective trust fund	-	40,952,497	-	40,952,497
Cash	1,048,389	-	-	1,048,389
	$ 289,902,726	$ 40,952,497	$ -	$ 330,855,223

Common stock represents CN stock held directly by participants as well as in the CN Stock Fund. During 2012, there were no transfers between Level 1 and 2 investments.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

The fair value of investments, by significant investment type, in the Master Trust at December 31 is as follows:

	2012	2011

Investments in Master Trust, at fair value:
Mutual funds	$ 257,508,951	$ 228,267,761
Common stock	49,567,624	44,998,980
Money market fund	14,372,803	15,587,596
Common collective trust fund	40,815,207	40,952,497
Cash	1,228,416	1,048,389
Total investments in Master Trust	363,493,001	330,855,223
Pending trades receivable and other	2,043,821	2,178,557
Total assets of Master Trust	$ 365,536,822	$ 333,033,780

Management Plan, interest in Master Trust	$ 140,775,120	$ 128,877,949
Percentage interest	38.5%	38.7%

Union Plan, interest in Master Trust	$ 224,761,702	$ 204,155,831
Percentage interest	61.5%	61.3%

Investment income for the Master Trust for the year ended December 31, 2012 is as follows:

2012

Dividends and interest	$ 9,346,159

Net appreciation of investments:
Mutual funds	25,261,115
Common stock	8,034,599
33,295,714

Net investment income	$ 42,641,873

Plan interest in investment income of the Master Trust:
Management Plan	$ 16,395,466

Union Plan	$ 26,246,407

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

       Investments that represent 5% or more of the Master Trust’s net assets as of December 31, are as follows:

	2012	2011

CN Common Stock	$ 49,567,624	$ 44,998,980
PIMCO Total Return	42,812,805	35,923,151
Fidelity Managed Income Portfolio II	40,815,207	40,952,497
Fidelity Spartan 500 Index - Institutional Class	35,250,817	34,485,543
American Funds Investment Company of America	35,092,311	33,537,429
Fidelity Capital Appreciation	23,315,530	19,403,272
American Funds EuroPacific Growth	21,521,908	21,105,246

7.	FEDERAL INCOME TAXES

The Plan has received a favorable determination letter from the IRS, dated February 17, 2012, indicating that it is qualified under Section 401(a) of the Code, as amended, and therefore, the Plan and related trust are exempt from taxation.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator continues to believe the Plan and related trust are designed to be in compliance with the applicable requirements of the Code.  The Plan Administrator has applied for a new determination letter from the IRS.

U.S. GAAP require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8.	RELATED-PARTY TRANSACTIONS

A significant portion of the Master Trust’s assets was invested in FMTC funds.  FMTC also acts as the trustee for the Plan, and therefore, these investments qualify as party-in-interest transactions.

The Master Trust held shares of CN common stock valued at $49,567,624 and $44,998,980 at December 31, 2012 and 2011, respectively.

9.	DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The Plan’s investments, within the Master Trust, include the FMIP II common collective trust, which is stated at contract value on the financial statements whereas it is stated at fair value on the Form 5500.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

       The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2012	2011

Net assets available for benefits per the financial statements	$ 142,773,735	$ 130,554,078
Add : Adjustment from contract value to fair value for
interest in Master Trust relating to fully
benefit-responsive investment contracts	616,456	588,773
Net assets available for benefits per the Form 5500	$ 143,390,191	$ 131,142,851

The following is a reconciliation of investment income, including interest income on notes receivable from participants, per the financial statements to Form 5500 for the year ended December 31:

2012

Total investment income per the financial statements	$ 16,500,792
Add : Change in contract value to fair value for
interest in Master Trust relating to fully
benefit-responsive investment contracts	27,683
Total investment income per the Form 5500	$ 16,528,475

10.	SUBSEQUENT EVENTS

As of the date of filing these financial statements, June 17, 2013,  there were no material subsequent events affecting any conditions that existed at the date of the financial statements, including any estimates inherent in the process of preparing the financial statements.

On January 1, 2013, two participating companies EJ&E and WC merged. This merger had no impact on the Plan.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
EIN: 13-2673944 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
DECEMBER 31, 2012

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value

* Notes receivable from participants	4.00% to 9.25%, maturing through October 2022	$ 2,170,695
$ 2,170,695

* Party-in-interest transaction

See accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Canadian National Railway Company
Management Savings Plan for U.S. Operations
Name of Plan

Date: 6/17/2013                                                                                   /s/ Karyne L’Ecuyer
Plan Administrator